Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130692
PROSPECTUS
9,380,727 Shares
Canyon Resources Corporation
Common Stock

     The selling stockholders are offering 9,380,727 shares of our common stock. Of these 9,380,727 shares of common stock, 3,800,0004 shares were acquired by the selling stockholders pursuant to either private placements or other exempt transactions between us and the selling stockholders. In addition, up to 5,580,723 shares of common stock may be acquired at various prices per share upon the exercise of warrants by the selling stockholders. All of these shares of common stock are being sold by the selling stockholders named in this prospectus, or its transferees, pledgees, donees or successors-in-interest. The selling stockholders will receive all proceeds from the sale of the shares of our common stock being offered in this prospectus. We will receive, however, the exercise price of the warrants upon exercise by the selling stockholders of their warrants.
     The selling stockholders may sell the shares of common stock being offered by them from time to time on the American Stock Exchange, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then prevailing market price for the shares of common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 17.
     Our common stock trades on the American Stock Exchange under the symbol “CAU.” On April 6, 2006, the closing price of our common stock on the American Stock Exchange was $0.91.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is April 7, 2006.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

SUMMARY
     This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including our financial statements incorporated by reference from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. You should read “Risk Factors” beginning on page 2 for more information about important risks that you should consider before investing in our common stock.
     As used in this prospectus, unless the context otherwise requires, the terms “Canyon Resources,” “we,” “our” and “us” refer to Canyon Resources Corporation and its consolidated subsidiaries.
Canyon Resources Corporation
General
     Canyon Resources Corporation is a Colorado-based company organized in 1979 to explore, acquire, develop, and mine precious metal and other mineral properties. We are involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.
     Our gold production operation is located in California and we have projects in Montana and Nevada. Our exploration and development efforts have emphasized precious metals (gold and silver). After we identify and acquire mineral properties, we evaluate the properties by geologic mapping, rock sampling, and geochemical analyses. Properties we believe have favorable geologic conditions usually warrant further exploration. In almost all cases, we require exploration drilling to test the mineral potential of a property.
     Our staff and consultants further evaluate properties with a demonstrated inventory of mineralized rock. We conduct various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, we develop a plan of operations and submit the plan to the required governmental agencies for their review. We and the appropriate government authorities generally require vigorous environmental reviews prior to issuance of permits for the construction of a mining operation.
     We have conducted a portion of our mineral exploration through joint ventures with other mining companies in the past. We have also independently financed the acquisition of mineral properties and conducted exploration and drilling programs and implemented mine development and production from mineral properties in the western United States. In addition, we have financed and conducted exploration programs in Latin America and Africa.
Recent Developments
     On December 2, 2005, we closed a private placement and issued 3,300,004 shares of our common stock at a price of $0.76 per share, resulting in gross proceeds to us of $2.5 million and net proceeds of approximately $2.3 million. In addition to the common stock, each investor received warrants to purchase our common stock. We issued 1,650,003 warrants at an exercise price of $1.30 per share that are exercisable for a period of three years from the date of the closing. We also issued 825,004 warrants at an exercise price of $1.08 per share that are exercisable for a period of one year from the date of the closing. In connection with the closing, we paid placement agents fees of $0.1 million in cash and 404,250 warrants at exercise prices ranging from $0.76 per share to $1.30 per share with terms of either one or three years.
     We intend to use the net proceeds from the private placement to further fund our exploration and mining programs. As part of the private placement, we entered into registration rights agreements with the investors requiring us to file with the Securities and Exchange Commission (the “SEC”) a registration statement covering the common stock issued, and any common stock issuable upon exercise of the warrants.
Other information
     Our common stock trades on the American Stock Exchange under the symbol “CAU.” Our principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. Our telephone number is (303) 278-8464. Our website address is www.canyonresources.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

RISK FACTORS
Our business, operations and financial condition are subject to various risks. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before deciding to participate in the offering. If any of these risks and uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected, the value of our common stock could decline, and you may lose all or part of your investment.
SPECIFIC RISKS RELATED TO US
Montana Regulatory Authorities May Impose Reclamation Requirements On Our Closure of the Kendall Mine That Would Significantly Increase Our Funding Requirements for Such Closure.
     Our wholly-owned subsidiary, CR Kendall Corporation, has spent approximately $10.3 million on reclamation and closure activities at the Kendall Mine through December 31, 2005, and expects to spend an additional $3.2 million through mine closure. In 1999 and 2000, the Montana Department of Environmental Quality (DEQ) revised the required reclamation bond amount from the existing $1.9 million to approximately $14.2 million. We believe the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the DEQ’s actions. In February 2001, CR Kendall Corporation entered into an agreement with the DEQ under which the $1.9 million supporting the then existing bond was transferred to an interest bearing account at the DEQ for use in continuing reclamation at the Kendall minesite and the appeals regarding bond amounts were stayed.
     In January 2002, we became aware that the DEQ intends to proceed with an Environmental Impact Statement (EIS) to determine the closure requirements for final reclamation at our Kendall Mine. Depending on the outcome of an EIS, the reclamation costs may vary from our current estimate. The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and we may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to us, which would have a material adverse effect on us.
Unfavorable Resolution Of The McDonald Lawsuit Would Prevent Us From Realizing Any Value.
     In November 1998, the Montana electorate passed an anti-mining initiative (I-137) by a vote of 52% to 48%. I-137, as modified by the State Legislature in April 1999, that bans development of new gold and silver mines, that use open-pit mining methods and cyanide in the treatment and recovery process. In April 2000, our Seven-Up Pete Venture (SPV) filed lawsuits in Montana State District Court and in the U.S. District Court, seeking to have I-137 declared unconstitutional, or, alternatively, to obtain a “takings” or damage award for the lost value of the SPV’s mineral properties. The SPV’s federal takings claims were stayed pending exhaustion of remedies available to it at the state level. Through a series of court decisions, most recently with a Montana Supreme Court decision on June 8, 2005, the provisions of I-137 were upheld and the SPV was denied its takings compensation claim. On July 19, 2005, the SPV, along with private plaintiffs, filed a motion in the U.S. District Court to reopen its reserved federal takings claim. On November 4, 2005, SPV, together with private plaintiffs, filed a petition for Writ of Certiorari with the U.S. Supreme Court. On January 27, 2006, the U.S. District Court denied the motion to reopen the reserved federal takings claims because of the pending petition to the U.S. Supreme Court, but ruled the motion may be refiled once the Montana Supreme Court decision has been finalized by action of the U.S. Supreme Court. On February 21, 2006, the U.S. Supreme Court denied grant of certiorari. As a result, on the same day the SPV filed a motion to reopen its U.S. District Court claim.
Failure To Extend The Life Of The Briggs Mine Would Significantly Reduce Our Gold Production.
     Our only income and revenue producing asset is the Briggs Mine, located in California. We placed our Briggs Mine in production in 1996 and it has produced 552,583 ounces of gold through December 2005. The Mine is currently being reclaimed, and the leach pad is being rinsed of residual cyanide. Only nominal production of approximately 1,700 ounces is projected during 2006. Although we are exploring for additional gold reserves adjacent to the mine, there can be no assurance that our exploration program will be successful. Our failure to extend the life of the Briggs Mine would have a significant adverse effect upon our future gold production and our financial condition.

Gold Production at Our Briggs Mine Involves Many Steps and the Amount of Gold to be Recovered is Not Known with Certainty.
     We produce gold at our Briggs Mine using the heap leaching process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon which precipitates the gold out of solution and onto the carbon. Through the subsequent processes of acid washing and pressure stripping, the gold is returned to solution in a more highly concentrated state. This concentrated solution of gold is then processed in an electrowinning circuit, which re-precipitates the gold onto cathodes for melting into bars. We make certain estimates regarding this overall process, the most significant of which are the amount and timing of gold to be recovered. Although we can calculate with reasonable certainty the tonnage and grades of ore placed under leach by engineering survey and laboratory analysis of drill hole samples, the recovery and timing factors are influenced by the size of the ore under leach (crushed or run-of-mine) and the particular mineralogy of a deposit being mined. We base our estimates on laboratory leaching models, which approximate the ore under leach on the heap. From this data, we estimate the amount of gold that can be recovered and the time it will take for recovery. We continually monitor the actual monthly and cumulative recovery from the heap as a check against the laboratory models, however, ultimate recovery will not be known with certainty until active leaching has stopped and pad rinsing is completed. Because it is impossible to physically measure the amount of gold under leach, we calculate, or derive the amount, by taking the difference between the cumulative estimated recoverable gold placed on the heap and the known amount of gold cumulatively produced.
Recent California Legislation and Regulations May Prohibit Us From Developing Any Projects Adjacent to Our Briggs Mine.
     On December 12, 2002, the California State Mining and Geology Board (CSMGB) enacted an Emergency Backfill Regulation, for 120 days, that essentially requires that all future metal mines be backfilled to the original contour of the landscape. On April 10, 2003, the CSMGB made this Backfill Regulation permanent. In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the California Desert Conservation Area (CDCA), new open-pit metal mine projects must be backfilled during reclamation. Our Briggs project is located in the Panamint Range within the designated limited use land of the CDCA and the nearby Timbisha Shoshone Native American tribe has stated that they consider the entire project area to be sacred. Any new open pit developments on our properties outside the existing plan of operations area must comply with these regulations.
We Have Significant Obligations At The Briggs Mine, Which May Adversely Impact Liquidity.
     Our Briggs Mine in California operates under a number of permits issued by state, local and federal agencies. Those agencies required us to post a $3.03 million reclamation bond, a $1.01 million bond to mitigate any “foreseeable release” of pollutants, and a $0.144 million reclamation bond for exploration. We have partially collateralized the surety bonds at the Briggs Mine with $0.1 million in cash, a $0.2 million letter of credit and a security interest in 28,000 acres of real property mineral interests. We also have agreed to make additional cash deposits totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. Neither the $0.5 million due on June 30, 2001, June 30, 2002 or June 30, 2003 were deposited. We have held discussions to modify the agreement. There can be no assurance that we will be able to renegotiate the agreement materially and we could be subject to a potential legal proceeding for the funds. The requirement to pay these amounts would adversely impact our liquidity and financial condition. We are actively conducting closure and reclamation activities at the Briggs Mine.
We Have A History Of Losses, Which May Continue In The Future.
     Our operating history has resulted in losses from operations for the past six fiscal years. Our Briggs Mine may be profitable during a given fiscal year; however, our operations as a whole may be unprofitable due to:

•	exploration and development costs on properties from which no revenue is derived;

•	continuing general and administrative costs; and

•	interest expense associated with debt.
     Our Briggs Mine ceased mining operations in early 2004 and is expected to cease all operations with completion of leaching in 2006. We have not identified any additional sources of revenue after the production at the Briggs Mine is terminated. There can be no assurance that we will not continue to experience losses from operations in the future.

RISKS RELATED TO OUR MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES
We May Not Have Sufficient Funding For Exploration, Which May Hinder Our Growth.
     Historically, we have funded our exploration activities through joint venture partners as well as using our own cash resources. Additional funding from existing partners or third parties, however, may be necessary to conduct detailed and thorough evaluations of, and to develop certain properties. Our ability to obtain this financing will depend upon, among other things, the price of gold and the industry’s perception of its future price. Therefore, availability of funding is dependent largely upon factors outside of our control, and cannot be accurately predicted. We do not know from what sources we will derive any required funding. If we cannot raise additional funds, as to which there can be no assurance, we will not be able to fund certain exploration activities. Until additional funds become available, we anticipate restricting our exploration activities to the vicinity of our Briggs Mine.
We May Not Have Sufficient Funding To Achieve Production, If Our Exploration And Development Is Successful.
     We will be required to expend potentially large sums if our exploration and/or development activities indicate mineable ore near our Briggs Mine or on other properties and we wish to put such properties into production. The amount of such financing could be reduced if we sell assets or enter into joint ventures on one or more of our properties. We will need to seek additional funding for the Seven-Up Pete and Reward projects if environmental permitting and development proceeds. However, there can be no assurance that we will be able to obtain the required funds for all or any of our projects. Failure to obtain such funds may reduce our profitability and growth.
The Nature Of Mineral Exploration And Production Activities Involves A High Degree Of Risk; We Could Incur A Writedown On Our Investment In Any Project.
     Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:
•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding;

•	decrease in recoverable reserves due to a lower gold price; and

•	changing environmental laws and regulations.
     If management determines, based on any factors including the foregoing, that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown on our investment in such property interest. We have experienced losses of this type from time to time. During the second quarter of 2005, we wrote off our carrying value of the McDonald Gold Project by approximately $9.2 million. In 2003, we wrote down our investment in the Briggs Mine by approximately $3.4 million.
Our Industry Is Highly Competitive, Mineral Lands Are Scarce, And We May Not Be Able To Obtain Quality Properties.
     In addition to us, many companies and individuals engage in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease, or acquisition in the United States and other areas where we conduct exploration activities. We may be at a competitive disadvantage in acquiring mining properties since we must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. The annual exploration budgets for major mining companies typically are several million dollars. Our exploration budget for 2006 is expected to be not more than $1.5 million. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition are unavailable due to their previous acquisition by other companies.
Gold Prices Are Volatile And Declines Have An Adverse Effect On Our Share Price And Business Plan.
     The market price of minerals is extremely volatile and beyond our control. Basic supply/demand fundamentals generally influence gold prices. The market dynamics of supply/demand can be heavily influenced by economic policy. Fluctuating metal prices have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties which are being explored or developed for that mineral could also drop dramatically and we might not be able to recover our investment in those properties. Our decision to put a mine into production, and commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. During the prior five years, the daily market price of gold has fluctuated between $256 per ounce and $537 per ounce. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in which no amount of planning or technical expertise can eliminate. Generally, we sell gold at spot prices, unless price hedging is required in connection with project loans.

     The average annual spot gold price per ounce since 2001 is as follows:

2001	2002	2003	2004	2005
$271	$310	$363	$410	$445
The year-to-date average London PM Fix gold price as of March 20, 2006 was $533 per ounce.
We Must Comply With Complex Environmental Regulations Which Are Increasing And Costly.
     Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may:
•	require significant capital outlays;

•	materially affect the economics of a given property;

•	cause material changes or delays in our intended activities; and

•	expose us to lawsuits.
     These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs by us and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes. Except as discussed in our periodic filings with the SEC, we are not aware of any such claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.
Title To Mineral Properties Can Be Uncertain And We Are At Risk Of Loss Of Ownership.
     Our U.S. mineral properties consist of private mineral rights, leases covering state and private lands, leases of unpatented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.
     The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements.
Legislation Has Been Proposed That Would Significantly Affect The Mining Industry.
     Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.
The Economics and Ore Grades at Current And Future Development Properties Are Uncertain, And We Could Experience A Write-down On Our Investment.
     Decisions as to whether any of the mineral development properties which we now hold or which we may acquire in the future contain commercially mineable deposits, and whether such properties should therefore be sold or brought into production, will depend upon the results of exploration programs and/or feasibility analyses and the recommendations of duly qualified engineers or geologists. There can be no assurance that any of the development properties we now hold, or which we may acquire, will contain a commercially mineable mineral deposit, and therefore, no assurance that we will ever generate a positive cash flow from the sale of production on such properties. In addition, once we decide to place a property into production, risks still exist that the amount and grade of its reserves will not actually be as predicted. To the extent we experience lower amounts and/or grades of reserves, the costs per unit produced and profitability can be adversely affected. Depending upon the extent of such an effect on any of our properties, we could incur a writedown on our investment in any such property.
RISKS RELATED TO OUR COMMON STOCK
The Exercise Of Options, Warrants, And Conversion Of Our Existing Debentures And The Future Issuances Of Common Stock Will Dilute Current Shareholders And May Reduce The Market Price Of Our Common Stock.
     We have a substantial amount of outstanding options, warrants and convertible debentures that if completely exercised would dilute existing stockholders’ ownership by approximately 27%. While a substantial portion of our outstanding derivative securities are exercisable at prices in excess of the current market price of our common stock, if our share price increases substantially and these Securities are exercised, then purchasers may experience substantial dilution of book value per share of our common stock. The issuance of additional securities may also reduce the market price of our common stock. The Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. Based on the need for additional capital to fund expected growth, it is likely that we will issue additional securities to provide such capital, and that such additional issuances may involve a significant number of shares. The issuance of additional securities will further dilute the percentage interests and may dilute the per share book value of persons purchasing securities in this offering, and may also reduce the market price of our common stock.
We are subject to the Continued Listing Criteria of The American Stock Exchange (“AMEX”).
     Our common stock are currently listed on AMEX. In order to maintain our listing on AMEX, we must maintain certain share prices, financial and distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to objective standards, AMEX may delist the securities of any issuer if in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on AMEX inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with AMEX’s listing requirements; if an issuer’s common stock sell at what AMEX considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by AMEX; or if any other event shall occur or any condition shall exist which makes further dealings with AMEX, in its opinion, unadvisable.
     If AMEX delists our common stock, investors may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.
The Price Of Our Common Stock Has A History of Volatility, Which May Prevent Shareholders From Realizing A Profit From Their Investment During Particular Time Frames.
     The market price for shares of our common stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations. From January 1, 2003 to March 27, 2006 our stock has traded in a range from a high of $5.20 to a low of $0.57 per share. Such volatility may prevent shareholders from realizing a profit on their investment during particular time frames.
We Have Change In Control Provisions That Discourage A Corporate Takeover And Could Deprive Shareholders Of Opportunities To Sell At Temporarily Higher Prices.
     Our Certificate of Incorporation and Bylaws contain certain measures designed to make it more difficult and time-consuming to change majority control of our Board of Directors and to reduce our vulnerability to an unsolicited take over offer, particularly an offer which does not contemplate the acquisition of all our outstanding shares or which does contemplate the restructuring or sales of all or part of our assets. These measures include:
•	a provision that our directors may be removed only for cause and only with the approval of at least 66-2/3% of the shareholders entitled to vote for the election of directors;

•	a provision that any vacancy on the Board may be filled by the remaining directors then in office, though less than a quorum; and

•	a provision requiring a 66-2/3% shareholder vote to amend or repeal, or to adopt any provision inconsistent with these measures.
     The foregoing measures may have certain negative consequences, including an effect on the ability of our shareholders or other individuals to:
•	change the composition of the incumbent board of directors;

•	benefit from certain transactions which are opposed by the incumbent board of directors; and

•	make a tender offer or otherwise attempt to gain control of us, even if such attempt was beneficial to us and our shareholders.
     The provisions relating to the removal of directors and the filling of vacancies limit the power of shareholders, even those with a majority interest in us, to remove incumbent directors and to fill vacancies on the board of directors.
     In addition, in March of 1997, our Board adopted a Shareholder Rights Agreement designed to protect and maximize the value of our outstanding equity interest in the event of an unsolicited attempt by an acquiror to take us over, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive a corporation’s Board of Directors to negotiate an improved price or otherwise act in the best interest of our stockholders. The Board believes these tactics often deprive stockholders of the full value of their shares. The Shareholder Rights Agreement, however, may have the effect of rendering more difficult or discouraging any acquisition of us deemed undesirable by the Board. The Shareholder Rights Agreement will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the elimination, purchase or redemption of the rights provided for in the Shareholder Rights Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended:
i.	any statements contained herein or therein regarding the prospects for our business or any of our services;

ii.	any statements preceded by, followed by or that include the words “may,” “will,” “seeks,” “believes,” “expects,” “anticipates,” “intends,” “continues,” “estimates,” “plans” or similar expressions; and

iii.	other statements contained herein or therein regarding matters that are not historical facts.
          Forward-looking statements in this prospectus and our filings with the SEC include, without limitation, statements regarding:
•	financial position;

•	business strategy;

•	budgets;

•	amount, nature and timing of capital expenditures;

•	mining production;

•	potential reserves or mineralized material;

•	operating costs and other expenditures;

•	future net revenues from production and estimates of potential gold reserves;

•	cash flow and anticipated liquidity; and

•	prospect development and property acquisitions.
          Our business and results of operations are subject to risks and uncertainties, many of which are beyond our ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date thereof. In addition to the specific risk factors described in the section entitled “Risk Factors,” important factors that could cause actual results to differ materially from our expectations and may affect our operations, revenues or the common stock, include, but are not limited to:
•	availability of financing on acceptable terms or the inability to obtain additional financing through capital markets, joint ventures, or other arrangements in the future;

•	difficulty in extrapolating drill hole results to establish mineralization;

•	the outcome of the McDonald and Kendall Mine litigation as well as other possible judicial proceedings;

•	unanticipated grade, geological, metallurgical, processing or other problems;

•	operational risks of mining, development and exploration and force majeure events;

•	the effects of competition;

•	availability and cost of material and equipment;

•	uncertainty of reserve estimates and timing of development expenditures;

•	the impact of gold price fluctuations;

•	our ability to find, acquire, market, and develop new properties;

•	the impact of current and future laws and governmental regulations;

•	climactic conditions;

•	liability for environmental claims;

•	the impact of the departure of any key officers; and

•	general economic, market or business conditions.
          We do not intend to update these forward-looking statements except as required by law.

USE OF PROCEEDS
     The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. However, we will receive the exercise price of any common stock we sell to the selling stockholders upon exercise by them of their warrants. If warrants to purchase all of the underlying 5,580,723 shares of common stock are exercised for cash, we would receive approximately $6,195,098 of total proceeds, before expenses, subject to any adjustment due to the anti-dilution provisions of the warrants. The selling stockholders are not obligated to exercise the warrants, many of which have exercise prices well above the trading price of our common stock, and if none are exercised we will not receive any proceeds. We would expect to use any proceeds we receive from the exercise of warrants for general working capital purposes.
DIVIDEND POLICY
     We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.
DESCRIPTION OF OUR COMMON STOCK
     For a full description of our common stock, please see the documents identified in the section “Incorporation by Reference” in this prospectus. As of the date of this prospectus, we are authorized to issue 100,000,000 shares of our common stock. As of February 15, 2006, we had 38,320,533 issued and outstanding common stock, and had reserved an additional (1) 7,780,559 shares of common stock for issuance upon exercise of outstanding warrants, (2) 597,820 shares of common stock for issuance upon conversion of our convertible debentures, and (3) 2,102,526 shares of common stock for issuance upon exercise of outstanding options under our various stock and compensation incentive plans, and (4) 2,239,352 shares of common stock for future issuance under our various stock and compensation incentive plans. Each share of common stock is entitled to one vote in the election of directors and other matters.
     Our common stock are issued in registered form, and our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information, as of February 15, 2006, with respect to beneficial ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, by each of our director and nominee for director, by each executive officer, and by all of our officers and directors as a group. Unless otherwise noted, each shareholder has sole investment and voting power over the shares owned.

				Percent of
Name of Beneficial Owner	Type of Ownership	Number of Shares		Class
Arnhold & S. Bleichroeder Advisers, LLC	Record and	3,882,800	(1)	9.98%
1345 Avenue of the Americas, 44th Floor	Beneficial
New York, NY 10015

				Percent of
Name of Beneficial Owner	Type of Ownership	Number of Shares		Class
Richard H. De Voto	Record and	622,908	(2)	1.61%
	Beneficial

James K. B. Hesketh	Record and	300,000	(3)	*
	Beneficial

Gary C. Huber	Record and	326,891	(4)	*
	Beneficial

Richard T. Phillips	Beneficial	140,000	(5)	*

Leland O. Erdahl	Record and	66,325	(6)	*
	Beneficial

David K. Fagin	Record and	80,400	(7)	*
	Beneficial

Richard F. Mauro	Beneficial	40,000	(8)	*

Ronald D. Parker	Beneficial	30,000	(9)	*

All Officers & Directors as a Group (8 persons)		1,606,524		4.06%

*	Less than 1%

(1)	According to a Schedule 13G filed with the SEC on February 8, 2006, Arnhold & S. Bleichroeder Advisers, LLC, investment advisers to First Eagle Gold Fund, as of December 31, 2005, has sole voting and sole dispositive power of all of the shares reflected above. This number includes (i) 3,282,800 shares owned of record; (ii) warrants to acquire 400,000 shares at an exercise price of $1.30 per share through December 2, 2008; and (iii) warrants to acquire 200,000 shares at an exercise price of $1.08 per share through December 2, 2006.

(2)	This number includes (i) 82,663 shares owned of record; (ii) 140,157 shares held by the Richard H. De Voto Trust No. 1; (iii) 88 shares held as Co-Trustee of Trust for his mother; (iv) an option to purchase 75,000 shares at an exercise price of $1.04 per share; (v) options to purchase 150,000 shares at an exercise price of $3.38 per share; (vi) an option to purchase 75,000 shares at an exercise price of $1.15 per share; and (vii) an option to purchase 100,000 shares at an exercise price of $1.16 per share.

(3)	This number includes (i) 10,000 shares owned of record; (ii) an option to purchase 100,000 shares at an exercise price of $0.81 per share; (iii) an option to purchase 90,000 shares at an exercise price of $0.66 per share; and (iv) an option to purchase 100,000 shares at $0.8399 per share.

(4)	Mr. Huber is a former director and our former Vice President - Finance and Corporate Development. Mr. Huber resigned from his positions as a director and officer on January 31, 2006. This number includes (i) 51,891 shares owned of record; (ii) an option to purchase 50,000 shares at an exercise price of $1.04 per share; (iii) options to purchase 100,000 shares at an exercise price of $3.38 per share; (iv) an option to purchase 50,000 shares at an exercise price of $1.15 per share; and (v) an option to purchase 75,000 shares at an exercise price of $1.16 per share.

(5)	Mr. Phillips is our former Chief Accounting Officer, Treasurer and Corporate Secretary. Mr. Phillips retired as of December 31, 2005. This number includes (i) an option to purchase 25,000 shares at an exercise price of $1.04 per share; (ii) options to purchase 50,000 shares at an exercise price of $3.38 per share; (iii) an option to purchase 25,000 shares at an exercise price of $1.15 per share; and (iv) an option to purchase 40,000 shares at an exercise price of $1.16 per share.

(6)	This number includes (i) 26,325 shares owned of record; (ii) an option to purchase 10,000 shares at an exercise price of $2.30 per share; (iii) an option to purchase 10,000 shares at an exercise price of $1.38 per share; and (iv) an option to purchase 20,000 shares at an exercise price of $4.72 per share.

(7)	This number includes (i) 50,400 shares owned of record; (ii) an option to purchase 10,000 shares at an exercise price of $1.38 per share; and (iii) an option to purchase 20,000 shares at an exercise price of $4.72 per share.

(8)	This number includes (i) an option to purchase 10,000 shares at an exercise price of $2.30 per share; (ii) an option to purchase 10,000 shares at an exercise price of $1.38 per share; and (iii) an option to purchase 20,000 shares at an exercise price of $4.72 per share.

(9)	This number includes (i) an option to purchase 10,000 shares at an exercise price of $1.38 per share; and (ii) an option to purchase 20,000 shares at an exercise price of $4.72 per share.

MARKET PRICE OF OUR COMMON STOCK
     Our common stock are traded on the American Stock Exchange under the symbol “CAU.” The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices of our common stock on the American Stock Exchange.

	High	Low
Year Ended December 30, 2004
First Quarter	$5.20	$3.41
Second Quarter	4.65	2.62
Third Quarter	4.78	3.80
Fourth Quarter	4.02	1.09
Year Ended December 30, 2005
First Quarter	$1.20	$0.72
Second Quarter	0.81	0.63
Third Quarter	0.80	0.57
Fourth Quarter	1.15	0.65

     On April 6, 2006, the last sale price of our common stock as reported on the American Stock Exchange was $0.91 per share. On February 15, 2006, the number of our common stockholders of record was 1,053.

THE SELLING STOCKHOLDERS
     We initially issued the common stock and warrants to the selling stockholders, as initial purchasers in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The warrants were issued with different terms as follows: (i) warrants to purchase 231,000 shares of common stock at an exercise price of $0.76 per share that are exercisable through December 2, 2008; (ii) warrants to purchase 50,000 shares of common stock at an exercise price of $0.80 per share that are exercisable through August 31, 2007; (iii) warrants to purchase 2,651,500 shares of common stock at an exercise price of $1.03 per share that are exercisable through March 4, 2008; (iv) warrants to purchase 882,754 shares of common stock at an exercise price of $1.08 per share that are exercisable through December 2, 2006; and (v) warrants to purchase 1,765,503 shares of common stock at an exercise price of $1.30 per share that are exercisable through December 2, 2008. We have agreed to include in this registration statement the common stock issued to the selling stockholders and the common stock issuable upon the exercise of the warrants.
     The selling stockholders, including their transferees, pledges, donees or other successors, may from time to time offer and sell pursuant to this prospectus any or all of the common stock and the common stock issuable exercise of the warrants. Any selling stockholder may also elect not to sell any common stock or common stock issuable upon exercise of the warrants held by it. Only those common stock and common stock issuable upon exercise of the warrants listed below or in any prospectus supplement hereto may be offered for resale by the selling stockholders pursuant to this prospectus. None of the selling stockholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities, except for H.C. Wainwright & Co., Inc., and Alexandar Dimitriyevitch Gregory Dryer, John Clarke, Scott Koch, Ari Fuchs and Jason Stein, who are employees of H.C. Wainwright & Co., Inc., the placement agent for the private placement. Additionally, EPOCH Financial Group, Inc. was previously an outside consultant to Canyon Resources that performed services related to our investor relations program.
     The following table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock or the warrants in transactions exempt from the registration requirements of the Securities Act, since the date the selling stockholders provided the information regarding their securities holdings. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus. Pursuant to the subscription agreements pursuant to which the common stock were sold, each of the selling stockholders warranted and covenanted to us that the selling stockholder purchased the common stock in the ordinary course of business and did not have, directly or indirectly, any intention of distributing any of the common stock or any agreement, arrangement or understanding with any other persons regarding the distribution of the common stock.

     The common stock offered by this prospectus may be offered from time to time by the persons or entities named below:

	Shares Beneficially Owned				Shares Beneficially Owned
	Prior to the Offering				After the Offering (1)
		Number of				Number of
		Shares		Number of		Shares
		Underlying		Shares		Underlying
Name of Selling Stockholder	Number	Warrants	Percent	Offered	Number	Warrants	Percent
AU Capital LP (2)	—	52,011	*	52,011	0	0	*

Basso Fund, Ltd. (3)	128,290	96,218	*	224,508	0	0	*

Basso Private Opportunity Holding Fund, Ltd. (3)	108,553	161,166	*	269,719	0	0	*

Basso Multi-Strategy-Holding Fund Ltd. (3)	92,106	336,067	1.11%	428,173	0	0	*

Brick Capital Partners, LP (4)	—	69,348	*	69,348	0	0	*

John Clarke	—	35,000	*	35,000	0	0	*

Cranshire Capital, L.P. (5)	328,948	246,711	1.48%	575,659	0	0	*

Adrian Day	—	17,337	*	17,337	0	0	*

Emily Day	—	17,337	*	17,337	0	0	*

Deerfield Ltd. (6)	—	50,000	*	50,000	0	0	*

Alexandar Dimitriyevitch	—	36,383	*	36,383	0	0	*

John Doody	—	19,015	*	19,015	0	0	*

Gregory Dryer	—	84,892	*	84,892	0	0	*

Epoch Financial Group, Inc. (7)	—	50,000	*	50,000	0	0	*

Enable Growth Partners (8)	526,316	394,737	2.35%	921,053	0	0	*

Enable Opportunity Partners (8)	131,579	98,685	*	230,264	0	0	*

Mark Gunn	—	34,674	*	34,674	0	0	*

Ari Fuchs	—	8,085	*	8,085	0	0	*

First Eagle Gold Fund (9)	3,282,800	600,000	9.98%	1,400,000	2,482,800	0	6.48%

H.C. Wainwright & Co., Inc. (10)	—	202,125	*	202,125	0	0	*

Hedonic Capital (11)	—	346,741	*	346,741	0	0	*

Illiad Research and Trading, LP (12)	—	69,349	*	69,349	0	0	*

Iroquois Master Fund Ltd. (13)	263,158	197,369	1.20%	460,527	0	0	*

Scott Koch	—	35,000	*	35,000	0	0	*

Laddcap Value Partners, LP (14)	328,948	246,711	1.48%	575,659	0	0	*

Louis E. Todaro Revocable Self Declaration of Trust (15)	—	69,348	*	69,348	0	0	*

David T. Lu	—	173,371	*	173,371	0	0	*

MRK Financial, Inc. (16)	—	150,000	*	150,000	0	0	*

Nemisis Partners, LLC (17)	—	86,685	*	86,685	0	0	*

Nemisis Partners I, LLC (17)	—	111,303	*	111,303	0	0	*

Nite Capital LP (18)	263,158	474,762	1.89%	737,920	0	0	*

Omicron Master Trust (19)	328,948	246,711	1.48%	575,659	0	0	*

Osiris Investment Partners LP (20)	—	208,043	*	208,043	0	0	*

Pan American Silver Corp.	500,000		1.30%	500,000	0	0	*

RMB Australia Holdings Limited (21)	—	346,740	*	346,740	0	0	*

Jonathan Schwartz	—	50,000	*	50,000	0	0	*

Jason Stein	—	2,765	*	2,765	0	0	*

Truk International Fund, LLC (22)	—	6,242	*	6,242	0	0	*

Truk Opportunity Fund, LLC (22)	—	97,781	*	97,781	0	0	*

Xodarap Partners, LLC (23)	—	52,011	*	52,011	0	0	*

*	Indicates less than 1%.

(1)	Assumes all of the common shares registered are sold.

(2)	Hans Kahn, as general partner, has investment power and voting control over these securities. Mr. Kahn disclaims beneficial ownership of these securities.

(3)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to the selling stockholders. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(4)	Richard Sacks, Managing Partner, has investment power and voting control over these securities. Mr. Sacks disclaims beneficial ownership of these securities.

(5)	Downsville Capital, Inc., as the General Partner of Cranshire Capital, L.P., has sole voting and investment power with respect to the securities reported in the table for this selling shareholder. Accordingly, Downsville Capital may be deemed a beneficial owner of the securities. Mitchell P. Kopin is President of Downsville Capital and may be deemed a beneficial owner of the securities. Mr. Kopin disclaims any beneficial ownership of the securities.

(6)	Jonathan P. Schwartz, Managing Director, has investment power and voting control over these securities. Mr. Schwartz disclaims beneficial ownership of these securities.

(7)	J. Todd Atenhan has investment power and voting control over these securities. Mr. Atenhan disclaims beneficial ownership of these securities.

(8)	Mitch Levine, in his capacity as Managing Partner of Enable Growth Partners LP and Enable Opportunity Partners LP, exercises voting and/or investment power over the securities held by Enable Growth Partners LP and Enable Opportunity Partners LP and may be deemed a beneficial owner of the securities. Mr. Levine disclaims any beneficial ownership of the securities. Enable Growth Partners LP and Enable Opportunity Partners LP are affiliated with one or more registered broker-dealers.

(9)	Charles DeVaulx and Simon Fenwick, as co-managers, have investment power and voting control over these securities. Messrs. DeVaulx and Fenwick disclaims beneficial ownership of these securities.

(10)	John R. Clarke is the President of H.C. Wainwright & Co., Inc., has investment power and voting control over these securities. Mr. Clarke disclaims beneficial ownership of these securities. H.C. Wainwright & Co., Inc. is affiliated with a registered broker-dealer.

(11)	David T. Lu, Managing Member, has investment power and voting control over these securities. Mr. Lu disclaims beneficial ownership of these securities.

(12)	John Fife, Managing Partner, has investment power and voting control over these securities. Mr. Fife disclaims beneficial ownership of these securities.

(13)	Joshua Silverman, has investment power and voting control over these securities. Mr. Silverman disclaims beneficial ownership of these securities.

(14)	Robert Ladd is a principal of Laddcap Value Partners LP and may be deemed a beneficial owner of the securities. Mr. Ladd disclaims any beneficial ownership of the securities.

(15)	Richard Sacks, President of Phoenix Advisory Co., Inc., has investment power and voting control over these securities. Mr. Sacks disclaims beneficial ownership of these securities.

(16)	Michael R. Krupp, President, has investment power and voting control over these securities. Mr. Krupp disclaims beneficial ownership of these securities.

(17)	Justin C. Fine, Manager, has investment power and voting control over these securities. Mr. Fine disclaims beneficial ownership of these securities.

(18)	Keith Goodman, a Manager of the General Partner, exercises voting or investment power over the securities held by Nite Capital and may be deemed a beneficial owner of the securities. Mr. Goodman disclaims any beneficial ownership of the securities.

(19)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the common shares owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common shares owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such of our common shares. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the common shares owned by Omicron and, as of the date of this prospectus, Mr. Oliver H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the common shares owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositve power over the common shares owned by Omicron. Messrs. Morail and Bernstein disclaim beneficial ownership of such common shares and neither of such persons has any legal right to maintain such delegated authority. No other persons has sole or shared voting or dispositive power with respect to the common shares being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act, or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(20)	Paul Stuka, Principal and Managing Manager, has investment power and voting control over these securities. Mr. Stuka disclaims beneficial ownership of these securities.

(21)	Rick Winters, Vice President, has investment power and voting control over these securities. Mr. Winters disclaims beneficial ownership of these securities.

(22)	Michael E. Fein, a principal, has investment power and voting control over these securities. Mr. Fein disclaims beneficial ownership of these securities.

(23)	Justin C. Fine, Manager, has investment power and voting control over these securities. Mr. Fine disclaims beneficial ownership of these securities.

PLAN OF DISTRIBUTION
     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common stock or interests in common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common stock or interests in common stock on any stock exchange, market or trading facility on which the common stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
     The selling stockholders may use any one or more of the following methods when disposing of common stock or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such common stock at a stipulated price per common share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer their shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
     To the extent required, our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which the shares (other than shares held by our Affiliates) may be sold pursuant to Rule 144(k) of the Securities Act and (3) December 2, 2008.
LEGAL MATTERS
     The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Denver, Colorado.
EXPERTS
     The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance upon the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered accounting firm, given on their authority as experts in accounting and auditing.
     The consolidated financial statements for the year ended December 31, 2003 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent registered accounting firm, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC, a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.
     We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports and information statements and other information regarding registrants that file electronically with the SEC. You may read and copy the registration statement, these reports and other information at the public reference facility maintained by the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
     You may read and copy our SEC reports, proxy statements and other information at the American Stock Exchange at 86 Trinity Place, New York, New York 10006.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

•	our Annual Report on Form 10-K for our fiscal year ended December 30, 2005, filed with the SEC on March 27, 2006;

•	our Current Reports on Form 8-K filed with the SEC on January 14, 2005, January 24, 2005, March 2, 2005, March 16, 2005, March 17, 2005, May 4, 2005, June 10, 2005, August 3, 2005, August 5, 2005, November 23, 2005, November 23, 2005, December 2, 2005, December 6, 2005, December 22, 2005, January 6, 2006, January 26, 2006, February 6, 2006 and February 23, 2006;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2005; and

•	the description of our common stock as set forth in our Registration Statement on Form 8-A filed with the SEC on August 6, 1996 (File No. 001-11887).
     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.
     Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.
     Requests for such documents should be directed to:
James K. B. Hesketh
President and Chief Executive Officer
Canyon Resources Corporation
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
Telephone: (303) 278-8464
     You may also access the documents incorporated by reference in this prospectus through our website www.canyonresources.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

9,380,727 Shares
Canyon Resources Corporation
Common Stock